UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

PANGAEA LOGISTICS SOLUTIONS LTD.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

G6891L105

(CUSIP Number)

Paul Hong

Cartesian Capital Group, LLC

505 Fifth Avenue, 15th Floor

New York, NY 10017

(212) 461-6363

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6891L105	Schedule 13D	Page 1 of 23

1	Names of Reporting Persons Pangaea One Acquisition Holdings XIV, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 56,818
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 56,818
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,818
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. G6891L105	Schedule 13D	Page 2 of 23

1	Names of Reporting Persons Pangaea One, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 56,818
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 56,818
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,818
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. G6891L105	Schedule 13D	Page 3 of 23

1	Names of Reporting Persons Imfinno, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,063,154
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,063,154
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,063,154
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.3%
14	Type of Reporting Person PN

CUSIP No. G6891L105	Schedule 13D	Page 4 of 23

1	Names of Reporting Persons Malemod, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,614,592
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,614,592
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,614,592
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person PN

CUSIP No. G6891L105	Schedule 13D	Page 5 of 23

1	Names of Reporting Persons Nypsun, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,604,077
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,604,077
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,604,077
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person PN

CUSIP No. G6891L105	Schedule 13D	Page 6 of 23

1	Names of Reporting Persons Leggonly, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,504,187
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,504,187
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,504,187
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person PN

CUSIP No. G6891L105	Schedule 13D	Page 7 of 23

1	Names of Reporting Persons Pangaea One Parallel Fund (B), L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,560,980
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,560,980
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,560,980
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.4%
14	Type of Reporting Person PN

CUSIP No. G6891L105	Schedule 13D	Page 8 of 23

1	Names of Reporting Persons Pangaea One GP, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,346,990
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,346,990
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,346,990
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G6891L105	Schedule 13D	Page 9 of 23

1	Names of Reporting Persons Pangaea One (Cayman), L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,245,643
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,245,643
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,245,643
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person PN

CUSIP No. G6891L105	Schedule 13D	Page 10 of 23

1	Names of Reporting Persons Pangaea One GP (Cayman), L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,245,643
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,245,643
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,245,643
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person PN

CUSIP No. G6891L105	Schedule 13D	Page 11 of 23

1	Names of Reporting Persons Pangaea One GP (Cayman), Co.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,245,643
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,245,643
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,245,643
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person CO

CUSIP No. G6891L105	Schedule 13D	Page 12 of 23

1	Names of Reporting Persons Pangaea One Parallel Fund, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,036,652
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,036,652
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,652
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person PN

CUSIP No. G6891L105	Schedule 13D	Page 13 of 23

1	Names of Reporting Persons Pangaea One GP2 (Cayman), L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,036,652
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,036,652
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,652
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person PN

CUSIP No. G6891L105	Schedule 13D	Page 14 of 23

1	Names of Reporting Persons Pangaea One GP2 (Cayman), Co.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,036,652
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,036,652
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,652
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person CO

CUSIP No. G6891L105	Schedule 13D	Page 15 of 23

1	Names of Reporting Persons Pangaea One Holding, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,535,815
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,535,815
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,535,815
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.1%
14	Type of Reporting Person CO

CUSIP No. G6891L105	Schedule 13D	Page 16 of 23

1	Names of Reporting Persons Cartesian Capital Group Holding, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,515,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,515,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,515,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.6%
14	Type of Reporting Person CO

CUSIP No. G6891L105	Schedule 13D	Page 17 of 23

1	Names of Reporting Persons Peter Yu
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,515,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,515,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,515,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.6%
14	Type of Reporting Person IN

CUSIP No. G6891L105	Schedule 13D	Page 18 of 23

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 14, 2014 (as amended, the “Schedule 13D”), relating to the common shares, par value $0.0001 per share (the “Common Shares”), of Pangaea Logistics Solutions Ltd., a Bermuda company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons intend to continue to sell a portion of the securities of the Issuer currently held by him in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board of Directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board of Directors.

Other than as described in Item 5(c) below, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. G6891L105	Schedule 13D	Page 19 of 23

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares and percentage of Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 45,618,206 Common Shares outstanding as of March 15, 2021, as described in the Issuer’s quarterly report on Form 10-Q filed with the SEC on March 15, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Pangaea One Acquisition Holdings XIV, LLC	56,818	0.1%	0	56,818	0	56,818
Pangaea One, L.P.	56,818	0.1%	0	56,818	0	56,818
Imfinno, L.P.	1,063,154	2.3%	0	1,063,154	0	1,063,154
Malemod, L.P.	1,614,592	3.5%	0	1,614,592	0	1,614,592
Nypsun, L.P.	1,604,077	3.5%	0	1,604,077	0	1,604,077
Leggonly, L.P.	1,504,187	3.3%	0	1,504,187	0	1,504,187
Pangaea One Parallel Fund (B), L.P.	1,560,980	3.4%	0	1,560,980	0	1,560,980
Pangaea One GP, LLC	7,346,990	16.1%	0	7,346,990	0	7,346,990
Pangaea One (Cayman), L.P.	3,245,643	7.1%	0	3,245,643	0	3,245,643
Pangaea One GP (Cayman), L.P.	3,245,643	7.1%	0	3,245,643	0	3,245,643
Pangaea One GP (Cayman), Co.	3,245,643	7.1%	0	3,245,643	0	3,245,643
Pangaea One Parallel Fund, L.P.	3,036,652	6.7%	0	3,036,652	0	3,036,652
Pangaea One GP2 (Cayman), L.P.	3,036,652	6.7%	0	3,036,652	0	3,036,652
Pangaea One GP2 (Cayman), Co.	3,036,652	6.7%	0	3,036,652	0	3,036,652
Pangaea One Holding, LLC	10,535,815	23.1%	0	10,535,815	0	10,535,815
Cartesian Capital Group Holding, LLC	13,515,649	29.6%	0	13,515,649	0	13,515,649
Peter Yu	13,515,649	29.6%	0	13,515,649	0	13,515,649

Pangaea Acquisition is the record holder of 56,818 Common Shares. Imfinno is the record holder of 1,063,154 Common Shares. Malemod is the record holder of 1,614,592 Common Shares. Nypsun is the record holder of 1,604,077 Common Shares. Leggonly is the record holder of 1,504,187 Common Shares. Pangaea Parallel B is the record holder of 1,504,162 Common Shares. Pangea Cayman is the record holder of 3,188,825 Common Shares. Pangaea Parallel is the record holder of 2,979,834 Common Shares.

Mr. Yu is the managing member or director of each of Cartesian, Pangaea One LLC, PGP Co and PGP2 Co. Cartesian controls each of Pangaea One LLC and PGP2 Co. Pangaea One LLC controls PGP Co. and Pangaea LLC. PGP Co is the general partner of PGP LP, which is the general partner of Pangaea Cayman. PGP2 Co is the general partner of PGP2 LP, which is the general partner of Pangaea Parallel. Pangaea LLC is the general partner of each of Imfinno, Malemod, Nypsun, Leggonly, Pangaea Parallel (B) and Pangaea One. Pangaea One, Pangaea Parallel (B), Pangaea Cayman, and Pangaea Parallel each directly own Pangaea Acquisition.

CUSIP No. G6891L105	Schedule 13D	Page 20 of 23

Each of the Reporting Persons, except for Imfinno, Malemod, Nypsun and Leggonly, may be deemed to beneficially own the Common Shares held of record by Pangaea Acquisition. Each of Mr. Yu, Cartesian, Pangaea One LLC and Pangaea LLC may be deemed to beneficially own the Common Shares held of record by each of Imfinno, Malemod, Nypsun, Leggonly and Pangaea Parallel (B). Each of Mr. Yu, Cartesian, Pangaea One LLC, PGP Co and PGP LP may be deemed to beneficially own the Common Shares held of record by Pangaea Cayman. Each of Mr. Yu, Cartesian, PGP2 Co and PGP2 LP may be deemed to beneficially own the Common Shares held of record by Pangaea Parallel.

(c)       During the past 60 days, the Pangaea Acquisition disposed of 438,920 Common Shares in a series of open market transactions at prices ranging from $3.24 to $3.53 per share. Details by date, listing the number of Common Shares disposed of and the weighted average price per share are provided below.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
March 18, 2021	269,175	$3.3651
March 19, 2021	149,654	$3.3850
March 22, 2021	20,091	$3.3500

In addition, on February 14, 2021. Pangaea Acquisition acquired 56,818 Common Shares from the Issuer pursuant to the Pangaea Logistics Solutions Ltd. 2014 Share Incentive Plan (as amended and restated by the Board of Directors on May 14, 2019).

(d)	None.

(e)	Not applicable.

CUSIP No. G6891L105	Schedule 13D	Page 21 of 23

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2021

Pangaea One Acquisition Holdings XIV, LLC

By:	Pangaea One, L.P., its managing member
By:	Pangaea One GP, LLC, its general partner

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

Pangaea One, L.P.

By:	Pangaea One GP, LLC, its general partner

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

IMFINNO, L.P.

By:	Pangaea One GP, LLC, its general partner

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

MALEMOD, L.P.

By:	Pangaea One GP, LLC, its general partner

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

NYPSUN, L.P.

By:	Pangaea One GP, LLC, its general partner

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

CUSIP No. G6891L105	Schedule 13D	Page 22 of 23

LEGGONLY, L.P.

By:	Pangaea One GP, LLC, its general partner

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

PANGAEA ONE PARALLEL FUND (B), L.P.

By:	Pangaea One GP, LLC, its general partner

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

PANGAEA ONE GP, LLC

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

PANGAEA ONE (CAYMAN), L.P.

By:	Pangaea One GP (Cayman), L.P., its general partner
By:	Pangaea One GP (Cayman), Co., its general partner

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

PANGAEA ONE GP (CAYMAN), L.P.

By:	Pangaea One GP (Cayman), Co., its general partner

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

PANGAEA ONE GP (CAYMAN), CO.

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

CUSIP No. G6891L105	Schedule 13D	Page 23 of 23

PANGAEA ONE PARALLEL FUND, L.P.

By:	Pangaea One GP2 (Cayman), L.P., its general partner
By:	Pangaea One GP2 (Cayman), Co., its general partner

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

PANGAEA ONE GP2 (CAYMAN), L.P.

By:	Pangaea One GP2 (Cayman), Co., its general partner

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

PANGAEA ONE GP2 (CAYMAN), CO.

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

PANGAEA ONE HOLDING, LLC

By:	Cartesian Capital Group Holding, LLC, its general partner

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

CARTESIAN CAPITAL GROUP HOLDING, LLC

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Director

/s/ Peter Yu
Peter Yu